FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐         Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 8, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated February 3, 2010

EXHIBIT 99.1

For Immediate Release: NR 10-04

EXETER CONTINUES TO INTERSECT BONANZA GRADES AT CERRO MORO

Vancouver, B. C., February 3, 2010 – Exeter Resource Corporation (NYSE-Amex:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report further high grade to bonanza grade results from in-fill drilling at Cerro Moro, Santa Cruz Province, Argentina. Of 48 diamond drill holes assayed, 28 holes returned significant results, including 12 with very high grades. Most notable was MD644 with 5.38 metres (17.7 feet) at 149.9 grams per tonne (4.35 oz/ton) gold equivalent*.

Cerro Moro is the prime asset for a proposed spin-out announced January 19, 2010 pursuant to which each Exeter shareholder would receive one new share for each Exeter share held.

Selected high grade results at a 1 g/t gold equivalent* cut-off grade (abbreviations used are metres (“m”) and grams per tonne (“g/t”)):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
Escondida Far West Sector
MD644	69.62	75.00	5.38	64.4	5,131	149.9	4.35
including	71.02	71.32	0.30	120.5	18,517	429.1	12.44
and	72.19	72.50	0.31	319.6	15,962	585.6	16.98
and	73.32	73.65	0.33	246.1	29,123	731.5	21.21
MD646	113.94	120.00	6.06	56.4	2,496	98.0	2.84
including	115.12	117.09	1.97	162.2	6,192	265.4	7.70
including	115.52	116.10	0.58	423.8	9,958	589.8	17.10
MD647	148.00	148.40	0.40	10.6	1,076	28.5	0.83
and	163.00	166.38	3.38	7.5	526	16.2	0.47
including	163.00	163.65	0.65	14.9	966	31.0	0.90
and	164.70	165.71	1.01	10.5	800	23.8	0.69
MD650	71.35	72.10	0.75	36.6	1,379	59.6	1.73
including	71.80	72.10	0.30	90.3	3,396	146.9	4.26
MD656	106.00	106.90	0.90	8.3	22	8.7	0.25
and	126.00	133.00	7.00	12.1	967	28.2	0.82
including	128.30	129.15	0.85	57.7	2,580	100.7	2.92
MD661	166.16	169.19	3.03	5.4	384	11.9	0.35
including	166.16	167.38	1.22	11.3	679	22.7	0.66
MD662	110.24	111.78	1.54	25.6	1,517	50.9	1.48
including	110.24	111.32	1.08	36.1	2,104	71.2	2.06
MD670	160.29	162.13	1.84	5.2	232	9.0	0.26
including	160.93	161.45	0.52	9.7	541	18.7	0.54
MD672	145.22	146.90	1.68	9.5	584	19.2	0.56
including	145.58	146.00	0.42	33.7	2,103	68.8	2.00
MD676	176.70	180.57	3.87	28.7	315	34.0	0.99
including	177.75	178.25	0.50	188.2	558	197.5	5.73
and	181.25	183.00	1.75	2.9	382.2	9.3	0.27
including	181.85	182.15	0.30	9.6	1,295	31.2	0.90

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD678	131.11	139.00	7.89	16.4	628	26.8	0.78
including	134.35	135.40	1.05	67.8	445	75.2	2.18
and	137.22	137.65	0.43	40.9	5,316	129.5	3.76
MD685	48.70	51.75	3.05	2.2	295	7.2	0.21
including	50.05	50.70	0.65	5.4	587	15.2	0.44
MD691	241.10	243.00	1.90	2.7	76	3.9	0.11
including	242.30	242.60	0.30	8.8	84	10.2	0.30
MD698	161.85	164.28	2.43	60.2	3,407	117.0	3.39
including	162.52	163.44	0.92	140.7	7,534	266.3	7.72
MD702	183.90	185.85	1.95	4.1	756	16.7	0.48
including	184.20	184.90	0.70	10.9	2,002	44.3	1.28
MD704	130.60	136.25	5.65	13.9	1,046	31.4	0.91
including	132.93	133.25	0.32	21.7	1,733	50.6	1.47
and	135.30	135.70	0.40	112.5	6,602	222.5	6.45
MD708	74.00	82.00	8.00	30.3	1,574	56.5	1.64
including	79.53	82.00	2.47	96.4	4,977	179.4	5.20
and	79.85	80.50	0.65	195.5	11,840	392.8	11.39
MD711	117.00	118.00	1.00	4.48	146	6.91	0.20
and	125.95	128.37	2.42	12.1	336	17.7	0.51
and	127.36	127.70	0.34	49.7	1,119	68.4	1.98
MD714	199.00	200.20	1.20	6.9	351	12.8	0.37
including	199.00	199.32	0.32	10.6	801	24.0	0.70
MD717	98.00	105.00	7.00	12.2	1,137	31.2	0.90
including	99.85	103.35	3.50	19.1	1,963	51.8	1.50
including	102.86	103.35	0.49	88.0	10,019	255.0	7.40
MD727	182.45	184.20	1.75	11.9	1,471	36.4	1.06
including	182.45	182.75	0.30	47.1	6,340	152.8	4.43
MD777	229.26	230.45	1.19	3.6	238	7.6	0.22
including	229.26	229.83	0.57	7.1	431	14.3	0.41
and	232.52	233.82	1.30	141.1	4,357	213.8	6.20
including	232.52	233.37	0.85	211.4	5,999	311.4	9.03
Escondida West Sector
MD699	117.85	118.20	1.00	184.4	1,414	208.0	6.03
Including	118.20	118.52	0.32	523.7	1,591	550.2	15.96
MD700	124.00	125.45	1.45	11.4	435	18.7	0.54
including	124.80	125.10	0.30	41.4	1,142	60.4	1.75
MD709	181.00	182.00	1.00	13.6	1,184	33.3	0.97
including	181.33	181.69	0.36	21.5	2,118	56.8	1.65
Escondida Far East Sector
MD684	148.98	149.60	0.62	16.8	765	29.6	0.86
MD688	172.60	175.35	2.75	10.2	179	13.1	0.38
including	175.05	175.35	0.30	51.8	872	66.3	1.92
MD692	240.00	242.77	2.77	8.4	6	8.5	0.38
including	240.00	241.00	1.00	21.5	14	21.7	0.63
and	245.05	247.20	2.15	2.0	3	2.1	0.06

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
and	249.00	252.00	3.00	3.2	5	3.3	0.10
including	249.00	250.25	1.25	5.3	6	5.4	0.16

*Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Exeter’s Exploration Manager Matt Williams stated, “The new results demonstrate the continuity of high grade mineralization in the Far West sector of the Escondida Vein. A further 85 diamond drill holes have been drilled with assay results not yet available.

“Within two weeks the Company will have completed the infill drilling considered sufficient to bring a substantial component of the Escondida mineralization into the Indicated Resource category. We have engaged Cube Consulting (Cube) from Perth, Australia to complete the new NI43-101 compliant resource estimate, with a scheduled completion date in April 2010. That estimate is expected to be followed by a planned Q3-2010 preliminary assessment study.

“When the in-fill drilling is finished we will focus exploration on new targets, particularly those situated close to known ore grade mineralisation. Initially we will test the transition area between the Far West zone and the Fomicruz joint venture lands to the west. We will retain 3 drill rigs to test such new targets.”

The location of the 28 drill holes reported in the table above is shown on the following plan and longitudinal section. Of the 20 diamond drill holes that returned less significant results, 16 holes returned narrow and/or low grade intersections and 4 holes were poorly mineralized.

Click Here for the Sections and Plans

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade, with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“AcmeLabs”) preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the AcmeLabs laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the RC percussion drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$76 million in its treasury.

On January 19, 2010, the Board approved a proposal to undertake a spin-out transaction pursuant to which the assets of Exeter would be separated into two highly focused companies. Under the terms of the proposed transaction, Exeter will retain all assets relating to the Caspiche gold-copper discovery in Chile and will transfer to a new corporation the Cerro Moro and other exploration properties in Argentina. The proposal will be voted on by shareholders at a shareholders meeting expected to be held on March 4th.

On the Caspiche Project in Chile, an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper was announced in September 2009. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces**. Drilling with six rigs is underway to expand and upgrade the resource.

On the Cerro Moro Project in Argentina, an inferred mineral resource estimate of 646,000 ounces gold equivalent*** at a grade of 18 g/t gold equivalent***was announced mid-2009. Exeter continues to drill with 3 rigs to upgrade inferred resources to indicated resources on the Escondida vein.

A new Cerro Moro resource estimate is scheduled for April 2010, to be followed by a preliminary assessment study in Q3-2010. These studies will form the basis of a mine development decision and the submission of the project to Provincial authorities for permitting. Exploration drilling will continue through 2010.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter.

Matthew Williams, Exeter’s Exploration Manager and Justin Tolman, Exeter’s Caspiche Project Manager both considered a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release relating to the Cerro Moro and Caspiche projects respectively.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

**Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-22 dated October 20, 2009). Readers are referred to the Company’s NI 43-101 Technical Report on the Cerro Moro Project dated October 30, 2009 (the “Report”) and filed on SEDAR for further background technical information.

***Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009). Readers are referred to the Report filed on SEDAR for further background technical information.

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, expected cash reserves and the expected benefits of the proposed spin-out transaction. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the

Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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